Report Regarding Subsidiary Inclusion

Woori Financial Group Savings Bank Co., Ltd. (“Woori FG Savings Bank”) has been included as a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori”) as of March 16, 2011.

Key Details:

•	Name of Company: Woori Financial Group Savings Bank

•	Business Type: Savings Banking (credit-related and deposit-taking activities)

•	Summary Financial Information of Woori FG Savings Bank (as of March 16, 2011)

(unit: Won in millions)

Total Assets	Total Liabilities	Shareholder’s Equity	Capital
12,000	0	12,000	12,000

•	Shareholding of Woori in Woori FG Savings Bank: 2,400,000 shares (100% of total shares)

•	Acquisition Price of Woori FG Savings Bank: Won 12,000 million (0.07% of total assets of Woori)

•	Reason for Inclusion: New establishment

•	Date of Inclusion: March 16, 2011

•	Date of Related Resolution of the Board of Directors of Woori: March 2, 2011

•	Number of first-tier subsidiaries of Woori before inclusion of Woori FG Savings Bank: 10

•	Number of first-tier subsidiaries of Woori after inclusion of Woori FG Savings Bank: 11

*	Woori FG Savings Bank is expected to purchase and assume certain assets and liabilities of Samhwa Mutual Savings Bank.